UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
 THE SECURITIES EXCHANGE ACT OF 1934

INTRAWEST RESORTS HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46090K109
(CUSIP Number of Class of Securities)

Karen Sanford, Esq.
Senior Vice President, Chief General Counsel and Corporate Secretary
1621 18th Street, Suite 300
Denver, Colorado 80202
(303) 749-8200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Joseph A. Coco, Esq.
Peter D. Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,000,000	$5,035

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 in aggregate of up to 5,555,555 shares of common stock of Intrawest Resorts Holdings, Inc. at the minimum tender offer price of $9.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,035
Form or Registration No.:	Schedule TO
Filing Party:	Intrawest Resorts Holdings, Inc.
Date Filed:	January 12, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (together with the amendments and supplements thereto, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intrawest Resorts Holdings, Inc., a Delaware corporation (“Intrawest” or the “Company”), on January 12, 2016, and amended and supplemented by Amendment No. 1 filed with the SEC on February 3, 2016, and Amendment No. 2 filed with the SEC on February 11, 2016, in connection with the offer by Intrawest to purchase for not more than $50,000,000 in cash shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $10.00 per Share nor less than $9.00 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the Offer (as defined below), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 12, 2016 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

All information in the Offer, including all exhibits that were previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“On February 17, 2016, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on February 10, 2016.  A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(5)(D)	Press release announcing final results of the Offer, dated February 17, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTRAWEST RESORTS HOLDINGS, INC.

By:	/s/ Karen Sanford
	Name:	Karen Sanford
	Title:	Senior Vice President, Chief General Counsel and Corporate Secretary

Date: February 17, 2016

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 12, 2016.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2016.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 12, 2016.*
(a)(1)(F)	Summary Advertisement, dated January 12, 2016.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release dated January 12, 2016, announcing the commencement of the Offer.*
(a)(5)(B)	E-mail to Intrawest employees in connection with the Offer, sent January 12, 2016.*
(a)(5)(C)	Press release announcing preliminary results of the Offer, dated February 11, 2016.*
(a)(5)(D)	Press release announcing final results of the Offer, dated February 17, 2016.
(b)	None.
(d)(1)
Stockholders' Agreement, dated January 30, 2014, by and between Intrawest and Intrawest Europe Holdings S.A.R.L. and Intrawest S.A.R.L. (incorporated by reference to Exhibit 10.1 to our quarterly report on Form 10-Q, filed with the SEC on May 13, 2014).

(d)(2)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to our Registration Statement on Form S-1, filed with the SEC on January 10, 2014).
(d)(3)	Form of Restricted Stock Unit Agreement (CEO) (incorporated by reference to Exhibit 10.17 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).
(d)(4)
Shareholders’ Agreement, dated January 28, 1999, among Blue Mountain Resorts Holdings Inc., Intrawest Corporation and Blue Mountain Resorts Limited (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to our Registration Statement on Form S-1, filed with the SEC on January 10, 2014).

(d)(5)	Intrawest Resorts Holdings, Inc. 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8, filed with the SEC on January 30, 2014).
(d)(6)
Separation Agreement, dated October 1, 2013, between Intrawest U.S. Holdings Inc. and Dallas E. Lucas (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to our Registration Statement on Form S-1, filed with the SEC on December 16, 2013).

(d)(7)
Amended and Restated Employment Agreement, dated January 20, 2014, by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.29 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).

(d)(8)
Form of Restricted Stock Unit Agreement (Other Executive Officers) (incorporated by reference to Exhibit 10.32 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).

(d)(9)	Form of Restricted Stock Agreement (Directors) (incorporated by reference to Exhibit 10.33 to Amendment No. 3 to our Registration Statement on Form S-1, filed with the SEC on January 21, 2014).
(d)(10)
Employment Agreement, dated May 13, 2014 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.2 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(11)
First Amendment to Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.3 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(12)
Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and Gary W. Ferrera (incorporated by reference to Exhibit 10.4 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(13)
Amended and Restated Employment Agreement, dated September 11, 2014 by and between Intrawest and Joshua B. Goldstein (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(14)
First Amendment to Employment Agreement, dated September 11, 2014 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed with the SEC on November 10, 2014).

(d)(15)
Separation Agreement and General Release, dated November 20, 2014 by and between Intrawest and William A. Jensen (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K, filed with the SEC on November 21, 2014).

(d)(16)
First Amendment to Employment Agreement, dated January 12, 2015 by and between Intrawest and Travis Mayer (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K, filed with the SEC on January 13, 2015).

(d)(17)
Amended and Restated Employment Agreement, dated January 1, 2015 by and between Intrawest and Thomas F. Marano (incorporated by reference to Exhibit 10.4 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(18)
Amended and Restated Employment Agreement, dated January 1, 2015 by and between Intrawest and Sky Foulkes (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(19)
Separation Agreement and General Release, dated March 13, 2015 by and between Intrawest and Joshua B. Goldstein (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).

(d)(20)	Senior Leadership Team Members Flexible Time Off Policy (incorporated by reference to Exhibit 10.7 to our quarterly report on Form 10-Q, filed with the SEC on May 7, 2015).
(d)(21)
Employment Agreement, dated June 29, 2015 by and between Intrawest and Karen Sanford (incorporated by reference to Exhibit 10.51 to our annual report on Form 10-K, filed with the SEC on September 9, 2015).

(g)	None.
(h)	None.

*Previously filed.